Exhibit (a)(1)(H)

Centre Lane Partners Successfully Completes Tender Offer for Shares of Synacor

NEW YORK, NY – March 31, 2021 – Synacor, Inc. (Nasdaq: SYNC) (“Synacor”), today announced that Centre Lane Partners (“Centre Lane”), a private investment firm that invests in the equity and debt of middle market companies in North America, has successfully completed its affiliate’s tender offer to purchase all of the outstanding shares of common stock of Synacor, Inc. for $2.20 per share in cash, without interest and subject to any required withholding taxes, net to the seller in cash. The tender offer was made pursuant to an Offer to Purchase, dated March 3, 2021, and in connection with the Agreement and Plan of Merger, dated February 10, 2021, among affiliates of Centre Lane and Synacor.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised that as of 12:00 midnight, New York City time, on March 30, 2021, the expiration of the tender offer, 29,423,436 shares of common stock of Synacor were validly tendered and not withdrawn in the tender offer, representing approximately 74% of the outstanding shares of Synacor’s common stock. All of these shares have been accepted for payment in accordance with the terms of the tender offer, and Centre Lane will promptly pay for such shares. In addition, 4,937,092 shares were delivered pursuant to guaranteed delivery procedures. When taken together, the shares of Synacor’s common stock tendered and delivered pursuant to guaranteed delivery procedures represent approximately 86% of the outstanding shares of Synacor’s common stock.

Centre Lane intends to complete its acquisition of Synacor through the merger of SY Merger Sub Corporation, an entity controlled by Centre Lane, with and into Synacor. A vote of Synacor’s stockholders is not required to complete the merger. In connection with the merger, any remaining outstanding shares of Synacor’s common stock will be converted into the right to receive $2.20 per share in cash, without interest and subject to any required withholding taxes, net to the seller in cash, the same consideration received by stockholders who tendered their shares in the tender offer. Upon completion of the merger, Synacor will become a privately held company and its common stock will cease trading on the Nasdaq Global Market.

About Centre Lane

Founded in 2007, Centre Lane is a private investment firm that invests in the equity and debt of middle market companies in North America. Centre Lane employs a flexible strategy that approaches situations with a solutions orientation, and seeks to partner with strong management teams that can benefit from patient, long-term capital and Centre Lane’s operational, financial and strategic expertise and support. For more information, visit https://centrelanepartners.com.

About Synacor

Synacor is a cloud-based software and services company serving global video, internet and communications providers, device manufacturers, governments and enterprises. Synacor’s mission is to enable its customers to better engage with their consumers. Its customers use Synacor’s technology platforms and services to scale their businesses and extend their subscriber relationships. Synacor delivers managed portals, advertising solutions, email and collaboration platforms, and cloud-based identity management. www.synacor.com

Synacor Contact:

ir@synacor.com